Filed by Nanogen, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Epoch Biosciences, Inc.

Commission File No: 000-22170

Nanogen, Inc.

Corporate Overview

October 2004

Safe Harbor Statement

Except for historical information, the statements made in this written and oral presentation are forward-looking statements involving significant risks and uncertainties. These risks and uncertainties, including those related to the timing or successful completion of the Company’s product commercialization activities, securing of required regulatory clearances or approvals, and dependence on collaborators, are detailed in the Company’s filings with the Securities and Exchange Commission.

Additional Information and Where to Find It

In connection with the merger of Nanogen, Inc. (“Nanogen”) and Epoch Biosciences (“Epoch”), Nanogen has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a prospectus of Nanogen and a joint proxy statement for each of Nanogen’s and Epoch’s special stockholder meetings. Investors and security holders are advised to read the registration statement, prospectus and joint proxy statement because they contain important information about the proposed merger. Investors and security holders may obtain a free copy of the registration statement, prospectus and joint proxy statement and other documents filed by Nanogen and Epoch with the SEC at the SEC’s web site at http://www.sec.gov. Free copies of the registration statement, prospectus and joint proxy statement and other documents filed by Nanogen with the SEC may also be obtained from Nanogen by directing a request to Nanogen, Attention: Larry Respess, Secretary, 858-410-4600. Free copies of the joint proxy statement and other documents filed by Epoch with the SEC may also be obtained from Epoch by directing a request to Epoch, Attention: Bert Hogue, Chief Financial Officer, 425-482-5555.

Nanogen and Epoch and the directors and executive officers of each may be deemed to be soliciting proxies from Nanogen’s and Epoch’s stockholders in favor of the proposed merger. Information regarding the identity of these persons, and their interests in the solicitation, is set forth in a Schedule 14A filed with the SEC, as well as the Form S-4, and available free of charge at the SEC website and public reference rooms, and from the corporate secretary of Nanogen and Epoch.

Founding Vision

Diagnostics

Nanogen

Therapeutics

Electronics

Nanogen History

Founded in 1993

Early focus on technology research and development

Hitachi Partnership formed in 2000 for instrument development and manufacturing

MBW platform launched in 2001 into Research market

Entered the clinical laboratory market in 2003 with ASR products

Strong focus on Intellectual Property

75 issued US patents; over 300 pending applications

The “Bridge” Strategy (2003 – 2004)

Focused strategy on meeting significant diagnostic market needs

Technology supports the market-based strategy

Cost reductions

Bolstered capital structure through $50+ million in three financings

Initiated active corporate and business development program

Identified acquisition target profile

Acquired SynX in 2Q’04 for entry into POC market

Announced Epoch Biosciences merger in 3Q’04

Entered infectious disease collaboration in 3Q’03

Enhanced “commercial” management team

Fundamental Change is Underway in Patient Care and Drug Development

Trends

Genetic and proteomic markers developing at a fast pace

Increased drug development tied to biomarkers

Recognition that therapies need to be based on drug/patient dynamics

Results

Individualized healthcare with sophisticated, patient-tailored information available to the physician

New drugs and new prescribing practices based on specific patient characteristics

Advanced Diagnostics are Central

Product and Market Coverage

Advanced Diagnostic Testing

Research Products

Clinical Laboratory Products

Point of Care Products

Services

Nanogen

SynX

Epoch

Nanogen-Epoch Biosciences Merger Summary

Merger of Epoch into Nanogen

Organization

Retain Epoch R&D and manufacturing

Merge overlapping organizational units

– Sales, marketing and customer support

– G&A

Products

Merge ASRs into Nanogen’s sales offerings

Retain research products and sales channels

Leverage existing infrastructure for positive

cash-flow revenue stream

Closing expected in December 2004

Nanogen and Epoch shareholder approval required

Benefits of Nanogen-Epoch Biosciences Merger

Strong operating synergies

Companies share similar products, technologies, and customer base

Epoch provides significant top-line contribution

Leverage Nanogen’s sales force and customer support infrastructure

Positive operating contribution after synergies

Combination builds critical mass and revenue base

Product line will address clinical lab needs from simple to complex molecular assays

Epoch will provide 30 additional assays

Epoch ASRs complement NanoChip 400 sales efforts

Entry point to lab

Customer management

Molecular Diagnostics

Molecular Diagnostics

Platform Roadmap

Research-driven applications

Homebrew/ASRs

PCR based

Lower cost

Smaller footprint

Increased density

Random access

Portable/ decentralized

Sample-to-answer

Protein/ immunoassays

NanoChip® 400 System

Positioning of NC400

Multiplexing with Flexibility

Customer adjusts panels to fit needs of their lab

Open platform — Easy to design and build their own array

Single array for many different tests

Array within an Array Capability

Adjust array size electronically

Multiple samples per array

Improves cost and workflow

Clinically-oriented

Software – menu driven

Service – rapid response

Workflow – easy, limited hand’s on

Competition

Roche

Abbott/ABI/Celera

Third Wave – smaller lab market

Response

Cost effective multiplexing

Menu

Flexibility

Strong customer support

Application Development Molecular Diagnostics

Develop products directed at larger markets

Infectious disease

CFTR

Future additions

– Pharmacogenomics

– Women’s health tests

– Genetic panels (neurology, oncology, etc)

Leverage strengths of Nanogen technology

Epoch ASRs complement and expand product line

Real-time PCR products have significant clinical lab demand

Significantly broadens customer offering

Already incorporating Epoch technology into Nanogen products

Point of Care Diagnostics

Point of Care

Congestive Heart Failure

Anticipated launch 1H’05

SynX/PBM Partnership for CHF

PBM

Manufactures over 60 rapid diagnostic tests including cardiac markers

Responsibilities

– Reader and test development

– Test manufacture

– US distribution

Lateral flow patents

SynX

Point of care assay identification and development

– Reagent development and manufacturing

– Clinical testing

– Ex-US distribution

Intellectual property

– Roche cross license agreement provides POC license for NT-proBNP

– Patents for CHF combination markers

Application Development Point of Care

Cardiovascular

NT pro-BNP

NT pro-BNP/Troponin I combination

Stroke combination

Brain injury

Future development

Type I and II diabetes

Nanotechnology

Patents issued on various aspects of nanofabrication processes and technologies

Plan to access government funding as primary source of funding continued research

Goal to utilize nanotechnology in future medical products

Partner or license IP for other market sectors

Financial Guidance

Anticipate significant revenue growth in 2005-2006 from introductions of new products and acquisitions.

Continue to emphasize cost control

Reduce operating expenses for comparable business by 20%

Anticipated cash balance at the end of 2004 of approximately $50 million.

Investment Highlights

Poised for significant growth

NC 400

Infectious disease ASR

Epoch products

SynX CHF product

Proven business model focused on rapidly growing markets

Genetic testing

Infectious disease

Point of Care

No clear leader in “advanced diagnostics”

Nanogen has early mover advantage, technology leadership

Proven management team

Nanogen ®

Making the revolutionary routine